UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 10, 2005

Carmanah Technologies Corporation

1304 - 925 West Georgia St., Vancouver, B.C. V6C 3L2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    X     Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]  Yes  X      No ___

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 0-30052

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.  Reporting Issuer

Carmanah Technologies Corporation
Cathedral Place
Suite 1304 - 925 West Georgia Street
Vancouver, BC V6C 3L2

Item 2.  Date of Material Change

May 11, 2005

Item 3.  Press Release

May 11, 2005, at Vancouver, BC, Canada.

Item 4.  Summary of Material Change

Carmanah Technologies Corporation is pleased to announce that the Company has achieved Tier 1 status on the TSX Venture Exchange.

Item 5.  Full Description of Material Change

See attached press release.

Item 6.  Reliance on Section 85(2) of the Act

N/A

Item 7.  Omitted Information

None

Item 8.  Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth President (250) 380-0052	Peeyush Varshney Corporate Secretary (604) 629-0264

Item 9.  Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 10th day of May 2005.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE                                                                            May 10, 2005
                                                                                              (No.2005-05-14)

CARMANAH GRADUATES TO TIER 1 STATUS
ON THE TSX VENTURE EXCHANGE

Victoria, British Columbia, Canada - May 10, 2005 - Carmanah Technologies Corporation (TSX Venture: CMH) is pleased to announce that the Company has achieved Tier 1 status on the TSX Venture Exchange. This reclassification recognizes the management experience and current financial strength of the Company.

“We are pleased that Carmanah’s strong financial performance and structured growth have been recognized by the TSX Venture Exchange,” states Art Aylesworth, Carmanah’s CEO. “This is another step in the maturing of the Company and confirms the overall strength of Carmanah’s business strategy.“

The achievement of Tier 1 status follows the recent release of the Company’s December 31, 2004 audited year end results. Carmanah maintained its annual growth rate of approximately 70% over recent years while retaining healthy average gross margins and record profitability.

This increased status should ease Exchange procedures, and facilitate transaction approvals and reporting requirements, as well as allow more flexibility with respect to future financings.

The Annual General Meeting for Carmanah Technologies Corporation will be held on a newly scheduled date of Friday, May 27, 2005 at 11:30 AM PDT at the Delta Victoria Ocean Pointe Resort, 45 Songhees Road, Victoria, BC, Canada. Attendance is not limited to shareholders, so other guests are welcome. Should you wish to attend, please email us at AGM@carmanah.com.

About Carmanah

Carmanah is an award-winning manufacturer of proprietary LED-based lighting and illumination products for the public transit, marine, aviation, roadway, and industrial worksite and illuminated signage markets. The Company has more than 100,000 solar-powered LED lighting installations and 50,000 LED illuminated sign installations in 110 countries. The shares of Carmanah Technologies Corporation are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX". For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,
Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2003, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. These risks and uncertainties are also described under the caption "Risk Factors" in Carmanah’s Annual Information Form dated December 31, 2003, as filed with the British Columbia Securities Commission and which are incorporated herein by reference. Carmanah does not assume any obligation to update the forward-looking information contained in this press release.